                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                            (Amendment No. _____)/1/



                    Nutraceutical International Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  67060Y 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               February 25, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this statement is filed:

          [ ] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [X] Rule 13d-1(d)
________________________
     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 Pages

===============================================================================


  CUSIP NO. 67060Y 10 1            13G                      Page 2 of 15 Pages
           ------------                                         ---  ----


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Bain Capital Fund IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             2,082,606 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,082,606 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,082,606 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      17.84%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      PN
------------------------------------------------------------------------------

  CUSIP NO.  67060Y 10 1              13G                     Page 3 of 15 Pages
             -----------                                          ---  ----


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1
      Bain Capital Fund IV-B, L.P.
      S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             2,383,343 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,383,343 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,383,343
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      20.42%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.  67060Y 10 1              13G                Page  4  of  15  Pages
            -------------                                     ---    ----


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1

      Bain Capital Partners IV, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             4,465,949 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,465,949 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,465,949 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      38.27%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      PN
------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.  67060Y 10 1              13G                Page  5  of  15  Pages
           -------------                                      ---    ----


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1
      Bain Capital Investors, Inc.
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             4,465,949 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,465,949 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,465,949 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      38.27%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      CO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.  67060Y 10 1             13G                    Page 6 of 15 Pages
             -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      W. Mitt Romney
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,791,116 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,791,116 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,791,116 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      41.05%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 67060Y 10 1                   13G                Page 7 of 15 Pages
            -----------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Joshua Bekenstein
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          325,167 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          325,167 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      325,167 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      2.79%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SET INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No.  67060Y 10 1             13G                    Page 8 of 15 Pages
            ------------------                                  ---  ----


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      BCIP Associates
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             157,036 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          157,036 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      157,036 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      1.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 67060Y 10 1              13G                 Page 9 of 15 Pages
           -------------------                               ---  ----


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      BCIP Trust Associates, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             168,131 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          168,131 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      168,131 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      1.44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 67060Y 10 1               13G                Page 10 of 15 Pages
           -------------------                               ----  ----


Item 1(a) Name of Issuer:
          --------------

          Nutraceutical International Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          1400 Kearns Boulevard
          Park City, Utah 84060

Item 2(a) Name of Person Filing:
          ---------------------

          This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): (i) Bain Capital Fund IV, L.P. ("BCF-IV"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 2,082,606 shares of common stock, par value $.01 per share (the "Common Stock") of Nutraceutical International Corporation, a Delaware corporation (the "Company");
(ii) Bain Capital Fund IV-B, L.P. ("BCF-IVB"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 2,383,343 shares of Common Stock; (iii) Bain Capital Partners IV, L.P. ("BCP"), a Delaware limited partnership, as the sole general partner of BCF-IV and BCF-IV-B; (iv) Bain Capital Investors, Inc. ("BCI"), a Delaware corporation, as the sole general partner of BCP; (v) W. Mitt Romney ("Mr. Romney"), an individual, as the sole shareholder of BCI and a member of the Management Committee of BCIP and BCIPT (both as defined herein); (vi) Joshua Bekenstein ("Mr. Bekenstein"), an individual, as a member of the Management Committee of BCIP and BCIPT; (vii) BCIP Associates ("BCIP"), a Delaware general partnership, by virtue of its direct beneficial ownership of 157,036 shares of Common Stock; and (viii) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 168,131 shares of Common Stock. BCF-IV, BCF-IV-B, BCIP and BCIPT are hereinafter collectively referred to as the "Funds," and together with BCP, BCI, Mr. Romney and Mr. Bekenstein are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 1999, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this
Schedule 13G.

Item 2(b) Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          The address of the principal business office of each of the Reporting Persons is c/o Bain Capital, Inc., Two Copley Place, Boston, MA 02116.

  CUSIP No. 67060Y 10 1               13G                Page 11 of 15 Pages
           -------------------                               ----  ----


Item 2(c) Citizenship:
          -----------

          Each of the Funds and BCP are partnerships organized under the laws of the State of Delaware; BCI is a corporation organized under the laws of the State of Delaware and both Mr. Romney and Mr. Bekenstein are citizens of the United States.

Item 2(d) Title of Class of Securities:
          ----------------------------

          Common Stock, par value $.01 per share.

Item 2(e) CUSIP No.:
          ---------

          67060Y 10 1

Item 3 If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
          ------------------------------------

          Not Applicable.

Item 4    Ownership:
          ---------

          (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of September 30, 1998, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

Bain Capital Fund IV, L.P. BCF-IV has the shared power to vote and dispose of 2,082,606 shares of Common Stock currently held by BCF-IV, which constitutes approximately 17.84% of the outstanding Common Stock.

Bain Capital Fund IV-B, L.P. BCF-IV-B has the shared power to vote and dispose of 2,383,343 shares of Common Stock currently held by BCF-IV-B, which constitutes approximately 20.42% of the outstanding Common Stock.

Bain Capital Partners IV, L.P. BCP, as the sole general partner of BCF-IV and BCF-IV-B, may be deemed to have the shared power to vote and to dispose of 4,465,949 shares of Common Stock currently held by BCF-IV and BCF-IV-B, which constitutes approximately 38.27% of the outstanding Common Stock. The filing of this schedule 13G by BCP shall not be considered an admission that BCP is, for the purposes of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BCF-IV or BCF-IV-B.

Bain Capital Investors, Inc. BCI, as the sole investor of BCP, may be deemed to have the shared power to vote and to dispose of 4,465,949 shares of Common Stock, which constitutes approximately 38.27% of the outstanding Common Stock. The filing of this Schedule 13G by BCI shall not be considered an admission that BCI is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BCF-IV or BCF-IV-B.

  CUSIP No. 67060Y 10 1               13G                Page 12 of 15 Pages
           -------------------                               ----  ----

W. Mitt Romney. Mr. Romney, as the sole shareholder of BCI, may be deemed to have the shared power to vote and to dispose of 4,791,116 shares of Common Stock currently held by BCF-IV and BCF-IV-B. In addition, Mr. Romney serves as a member of the Management Committee of BCIP and BCIPT and, in such capacity, may be deemed to have the shared power to vote and dispose of the 325,167 shares of Common Stock currently held by BCIP and BCIPT. In total, these shares of Common Stock held by the Funds constitute approximately 41.05% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Romney shall not be considered an admission that Mr. Romney is, for the purpose of Section 13G of the Exchange Act, the beneficial owner of such shares held by the Funds.

Joshua Bekenstein. Mr. Bekenstein, as a member of the Management Committee of BCIP and BCIPT, may be deemed to have the shared power to vote and dispose of the 325,167 shares of Common Stock currently held by BCIP and BCIPT, which constitutes approximately 2.79% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Bekenstein shall not be considered an admission that Mr. Bekenstein is, for the purpose of Section 13G of the Exchange Act, the beneficial owner of such shares held by BCIP or BCIPT.

BCIP Associates. BCIP has the shared power to vote and dispose of 157,036 shares of Common Stock currently held by BCIP, which constitutes approximately 1.35% of the outstanding Common Stock.

BCIP Trust Associates, L.P. BCITP has the shared power to vote and dispose of 168,131 shares of Common Stock currently held by BCITP, which constitutes approximately 1.44% of the outstanding Common Stock.

          Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 4,791,116 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 41.05% of the outstanding Common Stock as of September 30, 1998. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 11,670,475 shares of Common Stock outstanding as of December 23, 1998, as disclosed in the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6    Ownership of More Than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          See response to Item 4. Any such interest does not relate to more than five percent of the Common Stock outstanding as of December 31, 1997.

  CUSIP No. 67060Y 10 1               13G                Page 13 of 15 Pages
           -------------------                               ----  ----


Item 7    Identification and Classification of the Subsidiary Which
          Acquired the Security Being Reported on By the Parent Holding Company:
          ---------------------------------------------------------------------

          Not applicable.

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not applicable.

Item 9    Notice of Dissolution of Group:
          ------------------------------

          Not applicable.

Item 10   Certification:
          -------------

          Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1998

BAIN CAPITAL FUND IV, L.P.                  BAIN CAPITAL FUND IV-B, L.P.

By:  Bain Capital Partners IV, L.P.         By:  Bain Capital Partners IV, L.P
Its:  General Partner                       Its:  General Partner

By:  Bain Capital Investors, Inc.           By:  Bain Capital Investors, Inc.
Its:  General Partner                       Its:   General Partner

By: /s/ W. Mitt Romney                      By: /s/ W. Mitt Romney
   -------------------                         -------------------
Name: W. Mitt Romney                        Name: W. Mitt Romney
A Managing Director                         A Managing Partner

BAIN CAPITAL PARTNERS IV, L.P.              BAIN CAPITAL INVESTORS, INC

By:  Bain Capital Investors, Inc.           By: /s/ W. Mitt Romney
Its:  General Parter                           ----------------------
                                            Name: W. Mitt Romney
                                            Title:  President and
                                                    Chief Executive Officer
By: /s/ W. Mitt Romney
   ----------------------
Name: W. Mitt Romney
A Managing Partner

W. MITT ROMNEY                              JOSHUA BEKENSTEIN

By: /s/ W. Mitt Romney                      By: /s/ Joshua Bekenstein
   ----------------------                      ----------------------
Name: W. Mitt Romney                        Name: Joshua Bekenstein

BCIP ASSOCIATES                             BCIP ASSOCIATES TRUST, L.P.

By: /s/ W. Mitt Romney                      By: /s/ W. Mitt Romney
   -------------------                         -----------------------
Name: W. Mitt Romney                        Name: W. Mitt Romney
A General Partner                           A General Partner

CUSIP NO. 67060Y 10 1               13G                      Page 15 of 15 Pages
         ------------                                             --    --

                                                                       Exhibit A
                                                                       ---------

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 1998

BAIN CAPITAL FUND IV, L.P.                   BAIN CAPITAL FUND IV-B, L.P.

By:   Bain Capital Partners IV, L.P.         By:  Bain Capital Partners IV, L.P
Its:  General Partner                        Its:  General Partner

By:   Bain Capital Investors, Inc.           By:  Bain Capital Investors, Inc.
Its:  General Partner                        Its:  General Partner

By: /s/ W. Mitt Romney                       By: /s/ W. Mitt Romney
   -------------------                          -------------------
Name: W. Mitt Romney                         Name: W. Mitt Romney
A Managing Director                          A Managing Partner


BAIN CAPITAL PARTNERS IV, L.P.               BAIN CAPITAL INVESTORS, INC.

By:   Bain Capital Investors, Inc.           By: /s/ W. Mitt Romney
Its:  General Parter                            -------------------
                                             Name:  W. Mitt Romney
                                             Title: President and Chief
                                                    Executive Officer
By: /s/ W. Mitt Romney
   -------------------
Name: W. Mitt Romney
A Managing Partner

W. MITT ROMNEY                               JOSHUA BEKENSTEIN

By: /s/ W. Mitt Romney                       By: /s/ Joshua Bekenstein
    ------------------                          ----------------------
Name: W. Mitt Romney                         Name: Joshua Bekenstein

BCIP ASSOCIATES                              BCIP ASSOCIATES TRUST, L.P.

By: /s/ W. Mitt Romney                       By: /s/ W. Mitt Romney
   --------------------                         -------------------------
Name: W. Mitt Romney                         Name: W. Mitt Romney
A General Partner                            A General Partner